Exhibit 99.2

March 7, 2022

GOLD STANDARD VENTURES ANNOUNCES MANAGEMENT CHANGE

VANCOUVER, B.C. – Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) today announced that Larry Radford will be stepping down from his role as Chief Operating Officer (“COO”) of Gold Standard effective March 21, 2022 to become the Chief Executive Officer (“CEO”) at Argonaut Gold Inc. Jeff Fuerstenau, currently Process Manager for Gold Standard, will assume local operational responsibilities in Nevada and Mark Laffoon, currently Project Director for Gold Standard, will assume project planning responsibilities.

Jason Attew, President and CEO, commented, "On behalf of the board and employees of Gold Standard, I want to thank Larry for his dedicated service to the Company as COO and wish him the best in his new role as CEO of Argonaut Gold. Larry joined us as part of the reconstitution of management in 2021 and we have benefited greatly from his leadership, expertise, and experience in the mining industry. We have deep technical bench strength at Gold Standard and are pleased to have Jeff and Mark assume additional responsibilities. As evidenced by the results of our Feasibility Study released last month, we believe the South Railroad Project is one of the best undeveloped gold projects in a Tier-1 jurisdiction and we continue to advance towards our goal of becoming the low-cost junior producer of choice in Nevada."

Currently Gold Standard’s Process Manager, Mr. Fuerstenau has over 35 years of experience in the mining industry and was previously with Equinox Gold as the General Manager of the Mesquite mine, an open pit run-of-mine heap leach operation in Imperial County, California. Prior to that, he held positions with Newmont, Goldcorp, Pegasus Gold, and Meridian Gold.

Currently Gold Standard’s Project Director, Mr. Laffoon has over 40 years of experience in the mining industry, including significant time in Nevada with both Newmont and Barrick Gold. At Newmont, Mr. Laffoon was responsible for the mine development and surface mine operations engineering department focused on the Carlin Trend. At Barrick Gold, he contributed to the opening of the Cortez Hills open pit mine and was the construction manager of the Goldrush underground portal.

About Gold Standard

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned or controlled by Gold Standard. The goal of the Company is to become the low-cost junior producer of choice in Nevada, one of the premier mining jurisdictions in the world.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the goal of becoming a low-cost producer in Nevada. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company, including that the Company will be successful in the financing and construction of the SRP. By their nature, forward-looking statements

Gold Standard Ventures Corp.	PHONE	+1 604.687.2766	Suite 610 - 815 West Hastings Street
www.goldstandardv.com			Vancouver, BC, Canada V6C 1B4

involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others: that the Company may not be successful in financing and constructing the SRP; that the SRP may never be placed into production; global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

For further information contact:
Michael McDonald
Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com

Gold Standard Ventures Corp.	PAGE 2